02036431

P.E 5.1.02

1-10108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

CRGH

FIAT NEWS
Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For Immediate Release

Fiat / Ferrari Joint Press Release

May 14, 2002 – The Boards of Directors of Fiat S.p.A. and Ferrari S.p.A. have decided to seek a listing of the shares of Ferrari S.p.A. on the Italian Stock Exchange.

To that effect, the Board of Directors of Ferrari has decided to apply for a listing of the Ferrari shares, expected to become effective prior to the end of the current year. The Initial Public Offering (IPO) will also be conducted through a capital increase of an amount sufficient to support the company's current development plans. In addition, its stock exchange listing will enable the Ferrari Maserati Group to raise in the financial markets the resources needed to fund its strong growth going forward.

The Board of Directors of Fiat S.p.A., which holds 90% of the outstanding share capital of Ferrari, has expressed its full support for this transaction. To facilitate the offering and create a sufficient free float, the Fiat Board has announced its intention to sell a portion of its Ferrari shares as part of this operation. Following the transaction, Fiat intends to retain a controlling interest in Ferrari.

For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone (212) 207-0947
Fax (212) 421-5194
Email draspa@fiatusa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: **May 14, 2002**

FIAT S.p.A.

BY:

James J. Kennedy
Power of Attorney